Exhibit 14

1ST CONSTITUTION BANCORP

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all personnel of 1st Constitution Bancorp (the “Bancorp”) and 1st Constitution Bank (the “Bank”). The Bancorp and the Bank are together referred to in this Code of Business Conduct and Ethics as, the “Company.”

The Company is committed to the highest ethical standards and to conducting its business with the highest level of integrity. Ethics and integrity are part of the foundation upon which our success depends. All employees, officers, directors, and representatives (including all agents and consultants) of the Company must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code is to be provided to, and followed by, the Company’s employees, officers (including the chief executive officer, principal financial officer, principal accounting officer or controller of the Company, and all persons performing similar functions for or on behalf of the Company), directors, and representatives.

This Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) avoidance of conflicts of interest, including disclosure to an appropriate person or persons identified in this Code of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; (iv) compliance with applicable governmental laws, rules and regulations; (v) the prompt internal reporting to an appropriate person or persons identified in this Code of violations of this Code; and (vi) accountability for adherence to this Code.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with this Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Anyone who violates this Code will be subject to disciplinary action in accordance with Section 18 of this Code. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the compliance procedure guidelines described in Section 17 of this Code.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees, officers, directors, and representatives of the Company must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees, officers, directors, and representatives are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or any of their family members, receives an improper personal benefit as a result of their position in the Company. Loans to, or guarantees of obligations of, employees, officers, directors, representatives, or their family members, may create conflicts of interest.

It generally constitutes a conflict of interest for an employee or representative of the Company to work simultaneously for a competitor, customer or supplier. You are not permitted to work for a competitor as an employee, officer, director, or representative. The best policy is to avoid any direct or indirect business connection with the Company’s customers, suppliers or competitors, except on behalf of the Company.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Bank’s Human Resources Department. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or, if necessary, consult the procedures described in Section 14 of this Code.

3.	Corporate Opportunities

Employees, officers, directors, and representatives of the Company are prohibited from taking for their own benefit opportunities that are discovered through the use of corporate property, information, or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers, directors, and representatives of the Company owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

4.	Confidentiality

Employees, officers, directors, and representatives must maintain the confidentiality of (and not disclose) confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by appropriate authorized Company officers in furtherance of Company business or when legally required. Confidential information includes all non-public information about the Company, its business, its operations, and the business or operations of any subsidiaries or affiliates of the Company that is owned by the Company or that the Company is otherwise under an obligation not to disclose, including information that might be of use to competitors and information that could be harmful to the Company or its customers, if disclosed. Confidential information includes, without limitation, business methods, pricing and marketing data, strategy, salary information, databases, records, information about the Company’s current, former and prospective clients and employees and any unpublished financial data and reports. Confidential information also includes information that suppliers and customers have entrusted to the Company. The obligation to preserve confidential information continues even after your employment or other relationship with the Company ends.

5.	Insider Trading

Employees who have access to confidential information regarding the Company or any of its suppliers or customers are not permitted to use or share that information for stock trading purposes or for any other purpose except in connection with the conduct of the business of the Company. All non-public information about the Company, its suppliers, and its customers should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, you should contact the Bank’s Human Resources Department.

To assist in enforcing the statutory prohibition against insider trading, the Company has adopted so-called “closed window” periods when Company directors, officers, employees and others having access to Company confidential information may not trade in the Company’s securities. The closed window periods extend from the close of each fiscal quarter through the expiration of the second full trading day following the release of results of operations for that quarter. Closed window periods may be imposed at other times as deemed appropriate by management or the Board of Directors of the Company.

6.	Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Unauthorized possession or use of confidential or proprietary information of the Company or others, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, officer, director, or representative of the Company, or any family member of any such person, unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff, and (5) does not violate any laws or regulations. You must discuss with your supervisor any gifts or proposed gifts with which you have a concern.

7.	Protection and Proper Use of Company Assets

All employees, officers, directors, and representatives should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

Employees, officers, directors, and representatives of the Company are obligated to protect the Company’s assets, including the Company’s confidential and proprietary information. Proprietary information includes the Company’s intellectual property, such as trade secrets, trademarks, copyrights and designs, as well as the Company’s business methods, pricing and marketing data, strategy, salary information, databases, and records, information about the Company’s current, former and prospective clients and employees, and any of the Company’s unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

8.	Use of Company Credit Cards and Vehicles

Company policy permits only business use and limited ancillary personal use of any credit card that the Company may issue to any employee, officer, director, or representative. Personal use of a Company vehicle is not permitted unless expressly authorized by the Company.

9.	Discrimination and Harassment

The diversity of the Company’s employees, officers, directors, and representatives is a tremendous asset. The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or verbal or non-verbal harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

10.	Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee, officer, director, and representative shares responsibility for maintaining a safe workplace for all by following safety and health rules and practices and immediately reporting accidents, injuries and unsafe equipment, practices or conditions.

Threats or acts of violence are prohibited. You should report to work in condition to perform your duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated. The use of alcohol is not permitted in the workplace except for limited use at company-sponsored events and celebrations.

11.	Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions and to comply with SEC and stock exchange and stock market disclosure obligations.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Accounting Department. Rules and guidelines are available from the Accounting Department.

All of the Company’s books, records, accounts and financial statements, including tax returns, expense reimbursements, time sheets, and other documents and reports (and including those submitted to external agencies), must be maintained in reasonable detail, must be clear, complete and accurate, must appropriately reflect the Company’s transactions, and must conform both to applicable legal requirements and to the Company’s system of internal controls. All entries in the Company’s books and records, including departmental accounts and individual expense reports, must clearly and accurately reflect each transaction. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policy. In accordance with the policy, in the event of litigation or governmental investigation please consult the Bank’s Human Resources Department.

All employees will comply with the Company’s policies concerning use of Internet and other electronic communications services provided by the Company.

12.	Payments to Government Personnel

There are a number of laws and regulations regarding business gratuities which may be accepted by government personnel. The promise, offer or delivery to a government official or employee of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. It is strictly prohibited to make illegal payments to government officials of any country. The Bank’s Human Resources Department can provide guidance to you in this area.

13.	Political Contributions

Federal election laws prohibit the Company, as a corporation, from making any campaign contributions. Many states also regulate corporate election and campaign activities. We apply the same rule to state and local elections and referenda. Company funds therefore may not be given to any political candidate. You may, however, engage in political activity using your own resources on your own time.

14.	Gifts

Gifts, favors, and payments may be given to others at Company expense, if they meet all of the following criteria:

(a) They are consistent with accepted business practices.

(b) They are of sufficiently limited value and in a form that will not be construed as a bribe or payoff.

(c) They are not in violation of applicable law and generally accepted ethical standards.

(d) Public disclosure of the facts will not embarrass the Company.

(e) Payments, commissions or other compensation to or for the benefit of customers (or their family members or associates) not required by written contract, are contrary to Company policy.

Employees shall not seek or accept for themselves or others any gifts, favors, entertainment, payments or loans without a legitimate business purpose from any persons or business organizations that do or seek to do business with or is a competitor of the Company. In the application of this policy, employees may accept for themselves and members of their families, common courtesies usually associated with customary business practices. These include but are not limited to:

(a) Lunch and/or dinner with vendors, sometimes including spouses, as long as the invitation is extended by the vendor.

(b) Gifts of small value from vendors such as calendars, pens, pads, knives, etc.

(c) Tickets to events (such as sports, arts, etc.) are acceptable if offered by the vendor and the vendor accompanies the employee to the event. These are not to be solicited by the employee and must be approved by the appropriate Company officer.

(d) Overnight outings are acceptable under the condition that individuals from either other companies or the vendor are in attendance. The employee must have prior approval from the appropriate Company officer.

(e) The receipt of alcoholic beverages is discouraged.

(f) Gifts of perishable items usually given during the holidays with a value of under $75 are acceptable.

A strict standard is expected with respect to gifts, services, discounts, entertainment or considerations of any kind from suppliers.

(a) Day outings such as golf, fishing, and hunting are acceptable with prior approval from the appropriate Company officer. The vendor must be in attendance and participation by the employee’s family members is not acceptable.

(b) Use of vendor’s facilities (vacation homes, etc.) by employees or families for personal use is prohibited. In the event the vendor is present for the duration of the visit, such a situation is acceptable, as long as it is only once per year and for limited duration, i.e. a long weekend. The employee must have prior approval from the appropriate Company officer.

(c) It is never permissible to accept a gift in cash or cash equivalent such as stocks or other forms of marketable securities of any amount.

15.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or a committee of the Board of Directors and only in instances in which the specific facts are consistent with the fundamental purposes of this Code. Any waiver of this Code for employees or representatives other than executive officers and directors may be made only by Human Resources based upon uniform policies adopted by the Company consistent with the fundamental purposes of this Code. Any such waiver will be promptly disclosed as required by law or stock exchange regulation.

16.	Reporting any Illegal or Unethical Behavior

You should report suspected violations of applicable laws, regulations, or any aspect of this Code. Such reporting should normally be made, initially, through standard management channels, beginning with your immediate supervisor. You are encouraged to talk to supervisors, managers, or other appropriate personnel about observed behavior that you believe constitutes a violation of this Code and when you are in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith. You are expected to cooperate in internal investigations of misconduct.

17.	Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it may be difficult to initially distinguish right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In any circumstance where you do not feel comfortable approaching your supervisor with your question, discuss it with your Human Resources manager. If that is not appropriate, you should contact the Bank’s Human Resources Department. In the event you believe that you have not received a satisfactory response to a question or issue involving a possible violation of this Code of Business Conduct and Ethics, you should contact directly the Audit Committee of the Board of Directors of the Bancorp, Attention: Chairperson. The current Chairperson of the Bancorp’s Audit Committee is Charles S. Crow, III, who can be reached via electronic mail at ccrow@ccrow.net.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against for good faith reports of ethical issues or violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

18.	Consequences For Not-Adherence to the Provisions of this Code

You are responsible for ensuring that your conduct fully complies with this Code and with the Company’s policies. Any violations of this Code or of the Company’s policies will result in the Company taking appropriate disciplinary action, including, without limitation, suspension without pay, demotion, salary reduction, disqualification for bonuses and/or equity incentives, or discharge from employment or service with the Company. Conduct representing a violation of this Code may, in some circumstances, also subject an individual to civil and criminal charges and penalties.